Exhibit 99.3

June 25, 2022 The Manager – Listing BSE Limited (BSE: 507685) The Manager – Listing    National Stock Exchange of India Limited (NSE: WIPRO) Dear Sir/Madam, Sub: Newspaper Advertisement- Regulation 47 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 Pursuant to Regulation 47 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we are enclosing the copy of the newspaper advertisement published in The Economic Times and Kannada Prabha. The same has been made available on the Company’s website www.wipro.com. Thanking You, For Wipro Limited G Kothandaraman General Manager—Finance    Registered Office: Wipro Limited T : +91 (80) 2844 0011 Doddakannelli F : +91 (80) 2844 0256 Sarajapur Road E: info@wipro.com Bengaluru 560 035 W: wipro.com India C: L32102KA1945PLC020800